Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED

JUNE 30, 2019

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated August 13, 2019, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes ("consolidated interim financial statements") as at and for the three and six months ended June 30, 2019. It should be read in conjunction with the Company's audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2018, and the 2018 Annual Information Form filed on SEDAR at www.sedar.com. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise stated.

The consolidated interim financial statements for the three and six months ended June 30, 2019 and the comparative period 2018 have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. In 2016, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project and the adjacent claims within the KSP Project all in British Columbia. In 2017, the Company purchased 100% of Snowstorm Exploration LLC and its Snowstorm Project in Nevada. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

During the second quarter of 2019, the Company incurred net loss of $2.0 million, or $0.03 per share, on both basic and diluted basis, compared to a net loss of $2.4 million, or $0.04 per share, on both basic and diluted basis in the comparative period in 2018.

During the six months ended June 30, 2019, the Company incurred net loss of $6.1 million, or $0.10 per share, on both basic and diluted basis, compared to a net loss of $13.1 million, or $0.22 per share, on both basic and diluted basis in the comparative period in 2018.

Corporate and administrative expenses, including stock-based compensation, were the most significant items contributing to losses for the three and six months ended June 30, 2019. Other income reported for flow-through shares offset some of these expenses. These and other items are discussed further below.

During the current quarter, corporate and administrative expenses decreased by $0.4 million, from $2.9 million in the second quarter in 2018 to $2.5 million in the current quarter. The decrease was mainly due to lower stock-based compensation expense incurred during the current quarter (discussed below). Cash compensation increased by $0.2 million, from $0.7 million in the second quarter 2018 to $0.9 million in the current quarter, mainly due to higher exchange rates affecting the US denominated payroll and benefit costs, and a marginal increase in headcount.

During the six months ended June 30, 2019, corporate and administrative expenses increased by $0.5 million, from $6.5 million in the first half in 2018 to $7.0 million in the first half of 2019. The increase was mainly due to higher cash compensation and higher general and administrative expenses. Cash compensation increased by $0.3 million, from $1.7 million in the first half of 2018 to $2.0 million in first half of 2019, mainly due to higher exchange rates affecting the US denominated payroll and benefit costs, and a marginal increase in headcount.

Corporate, non-project related staffing levels have remained consistent between the current and comparative periods. Cash compensation may increase marginally from comparative periods’ levels as administrative staffing levels change.

For the three and six months ended June 30, 2019 and 2018, the Company’s stock-based compensation expense, related to stock options and restricted share units, is illustrated on the following tables:

($000s)	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Options	771	1,274	2,374	2,560
RSUs	-	-	868	719
	771	1,274	3,242	3,279

During the current quarter, stock-based compensation expense decreased by $0.5 million, from $1.3 million in the second quarter in 2018 to $0.8 million in the current quarter. Higher expense in the comparative period was mainly due to the fact that the fair value of options granted in December 2017, and expensed in 2018, had a relatively short estimated service period and were fully expensed by the middle of the third quarter of 2018. In comparison, the comparable options granted in December 2018, and that vest on certain corporate objectives being met, have a longer estimated service period.

During the six months ended June 30, 2019, total stock-based compensation expense of $3.2 million remained unchanged compared to the comparative 2018 period of $3.3 million.

The Company’s stock-based compensation expenses related to stock options and restricted share units are illustrated on the following tables:

			($000s)
Options granted	Exercise price ($)	Number of options	Grant date fair value	Cancelled prior to 2018	Expensed prior to 2018	Expensed in 2018	Expensed in 2019	Balance to be expensed
March 24, 2016	13.52	100,000	684		658	26	-	-
August 11, 2016	17.14	50,000	438		349	89	-	-
December 19, 2016	10.45	890,833	6,254	94	5,505	469	95	91
December 14, 2017	13.14	605,000	4,303		209	3,320	284	490
October 11, 2018	16.94	50,000	421		-	96	150	175
December 12, 2018	15.46	568,000	4,719		-	276	1,845	2,598
June 26, 2019	17.72	50,000	416		-	-	-	416
				94	6,721	4,276	2,374	3,770

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2018	Expensed in 2018	Expensed in 2019	Balance to be expensed
December 14, 2017	65,000	854	136	718	-	-
December 12, 2018	68,000	1,051	-	183	868	-
			136	901	868	-

During the three and six months ended June 30, 2019, the Company recognized $0.2 million and $0.3 million, respectively, of other income related to the flow-through share premium recorded on the financing completed in December 2018 (discussed below). During the three and six months ended June 30, 2018, the Company recognized $1.6 million and $2.4 million, respectively, of other income related to the flow-through share premium recorded on financings completed in April 2017, December 2017 and May 2018.

In the first quarter 2018, the Company charged $7.4 million of rehabilitation costs to the statement of operations and comprehensive loss related to the filing of a Johnny Mountain Mine reclamation report in British Columbia and the charge was added to the provision for reclamation liabilities on the statement of financial position at March 31, 2018. The report estimated the full closure at approximately $9.1 million with costs expected to be incurred over five years. Significant costs include estimates for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. All costs incurred in the current and comparative periods associated with these activities have been charged to the provision for reclamation liabilities.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. The Company recognized an increase in fair value of investments of $0.1 million in both the three and six months ended June 30, 2019 compared to an decrease in fair value of investments of $0.4 million and $0.5 million for the three and six months ended June 30, 2018, respectively. The change in the fair value of these investments was recorded within comprehensive loss on the consolidated statements of operations and comprehensive loss.

During the six months ended June 30, 2019, the Company disposed its holdings in one investment with a fair value of $0.1 million (2018 – nil).

During the three and six months ended June 30, 2019, the Company recognized income tax recovery of $0.3 million and $0.6 million, respectively, related to deferred tax recovery arising from the losses in the current period, partially offset by deferred tax expense arising due to the renouncement of expenditures related to the December 2018 flow-through shares issued which are capitalized for accounting purposes.

During the comparative three and six months ended June 30, 2018, the Company recognized income tax expense of $1.2 million and $1.5 million, respectively, reflecting the deferred tax liabilities arising from exploration expenditures, that were capitalized for accounting purposes but were renounced for tax purposes. The tax expense was partially offset by the tax recovery resulting from the losses during the respective periods.

Quarterly Information

Selected financial information for the eight most recent quarters ending June 30, 2019 is as follows:

(unaudited)

(in thousands of Canadian	2019		2018				2017
dollars, exepct per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	-	-	-	-	-	-	-	-
Loss for period	(2,036)	(4,088)	(4,030)	(2,831)	(2,403)	(10,676)	(5,084)	(1,535)
Basic loss per share	(0.03)	(0.07)	(0.07)	(0.05)	(0.04)	(0.18)	(0.09)	(0.03)
Diluted loss per share	(0.03)	(0.07)	(0.07)	(0.05)	(0.04)	(0.18)	(0.09)	(0.03)

In the first quarter 2018, the Company recorded $7.4 million of rehabilitation costs to the statement of operations and comprehensive loss related to the filing of the Johnny Mountain Mine reclamation report in British Columbia. The loss for the fourth quarters of both 2018 and 2017 includes administrative costs related to bonus remuneration. The other quarters are comparable as the majority of the current and comparable losses comprised administrative expenses offset by varying income related to the flow-through share premiums.

Mineral Interest Activities

In the first six months of 2019, the Company added an aggregate of $9.7 million of expenditures that were attributed to mineral interests. Of the $9.7 million expenditures, $1.7 million was related to the fair value of common shares issued to purchase and extinguish a net smelter return that was held on certain claims within the KSM Project. Cash expenditures of $7.5 million were made at KSM (66%), Courageous Lake (11%), Iskut (13%), and Snowstorm (10%). Subsequent to the quarter end, and as part of a cooperative and benefit agreement between the Company and the Tahltan Nation, the Company issued 50,000 common shares with a fair value of $18.63 per common share, for a total fair value of $0.9 million that will be recorded as expenditures attributed to mineral interests at KSM.

Based on the drilling program completed in 2018, the Company updated its mineral resource estimate for the Iron Cap deposit. Iron Cap is one of four large gold/copper porphyry deposits within the KSM Project. The updated resource estimate incorporated all previous drillings plus 20,341 meters of diamond core drilling completed in 18 holes during the 2018 program. The update increased the size of the overall resource and with further study, exploration and evaluation could take a more prominent place in eventual mine planning and has the potential to improve project economics. The 2019 exploration program has commenced at KSM and will use deep penetrating geophysical techniques, west of the known deposits, to refine potential drill targets. Geophysical tools will focus on improving resolution on deep targets and generating discrete zones for testing in the future. These targets could be relatively deep, however future underground development could improve the economic potential of these targets.

The 2019 exploration programs at Iskut commenced at the end of the current quarter and will also entail the use of deep penetrating geophysical techniques to define potential drill targets.

The 2019 exploration program at Snowstorm commenced in the first quarter of 2019 where a ground geophysical study was completed. The results of the study will further refine drill targets and the first drill program is planned for later in the year.

Currently no field work is planned, for 2019, at Courageous Lake however the Company continues to evaluate the results of the 2018 exploration and drilling program that identified two new gold zones, Olsen and Marsh Pond, and also found two other target zones that, with additional work, could potentially contribute to the resource base.

Liquidity and Capital Resources and Subsequent Event

The Company’s working capital position at June 30, 2019, was $11.0 million, down from $18.0 million at December 31, 2018. Included in current liabilities at June 30, 2019 is $0.5 million for flow-through premium liability which is a non-cash item (December 31, 2018 - $0.8 million) and will be reduced as flow-through expenditures are incurred. Cash resources, including cash and cash equivalents and short-term deposits, have increased due to the exercise of 480,475 options for proceeds of $5.0 million during the six months ended June 30, 2019. The Company however, incurred environment, exploration and corporate and administrative costs, reducing cash balances. Subsequent to the quarter end, the Company closed a private placement financing and issued 1,000,000 common shares of the Company at a price of $17.02 per common share for gross proceeds of $17.0 million. The Company has granted the private placee an option to increase the size of the private placement by an additional 200,000 common shares exercisable until August 22, 2019.

In December 2018, the Company issued 250,000 flow-through common shares at $20.50 per share for aggregate gross proceeds of $5.1 million. Proceeds of this financing will be used to fund the 2019 KSM and Iskut programs. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. A $0.8 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. During the six months ended June 30, 2019, $2.2 million of qualifying exploration expenditures were incurred and $0.3 million premium was recognized through other income on the consolidated statement of operations and comprehensive loss.

In November 2018, the Company closed a non-brokered private placement of one million common shares at a price of $14.00 per share for gross proceeds of $14.0 million. As part of the private placement agreement, the Company also granted an option to increase the size of the private placement by an additional 250,000 common shares exercisable until December 24, 2018. The 250,000 options were fully exercised on December 14, 2018 at the price of $14.00 per share, for additional gross proceeds of $3.5 million.

In May 2018, the Company closed a flow-through financing and issued 1,150,000 common shares at $17.16 per share for gross proceeds of $19.7 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. Since the close of financing and to the end of 2018, the Company incurred qualifying expenditure equal to the gross proceeds of $19.7 million and fulfilled its commitment. At the time of issuance of the flow-through shares, a $4.1 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. Since the closing of the financing and to the end of 2018, based on qualifying expenditures incurred, the full $4.1 million premium was fully recognized through other income on the consolidated statements of operations and comprehensive loss.

During the current quarter, the Company filed a short form base shelf prospectus with securities commissions in Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. The shelf prospectus filings will allow the Company to make offerings of common shares up to an aggregate total of $100 million until June 2021 and provides flexibility should additional funding be required for general corporate purposes or future exploration and evaluation work on the Company's projects. Common shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplements and, subject to applicable regulations, may include at-the-market transactions, public offerings or strategic investments.

During the current quarter, operating activities, including working capital adjustments, used $2.4 million cash compared to $0.7 million used by operating activities in the comparative quarter in 2018. Lower cash used in 2018 was mainly related to the working capital movement, as in 2018 exploration sites opened earlier and drilling programs were well underway by mid-year. Operating activities in the near-term are not expected to deviate significantly from the current quarter.

Outlook

For the remaining quarters of 2019, the Company will continue to execute the planned exploration program at KSM evaluating the potential for blind porphyry targets that could enhance the value of the Project. In the past, several potential blind targets have been recognized, but were not mature enough to prioritize for drilling.

At Iskut, the Company will continue its exploration program completing target identification drilling on a potential porphyry deposit below the Quartz Rise lithocap. The program will concentrate on completing a geophysical survey to identify the upper reaches of an interpreted intrusive body that is imaged as an intense chargeability anomaly. In conjunction, surface mapping and sampling to define the exposed margins of the porphyry system will be conducted in unexplored areas. In addition to the exploration work at Iskut, the Company will continue with the 2019 portion of the reclamation and closure activities at the Johnny Mountain mine site.

At Snowstorm, the Company plans to continue with its exploration program to complete the prioritization of drill targets and execute an initial drill program. Field work to date has identified several well-developed structures with robust geochemical anomalies.

The Company continues to evaluate the results of the 2018 exploration and drill program at Courageous Lake and will evaluate the merits of various future work programs. Future plans may entail additional follow-up drilling and other exploration activities.

As disclosed in the December 31, 2018 financial statements, during the first quarter of 2019 the Company received a notice from the Canada Revenue Agency (“CRA”) that it proposes to reduce the amount of expenditures reported, as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The notice disputes the eligibility of certain types of expenditures previously audited and not contested as CEE by the CRA. The Company strongly disagrees with the notice and, during the current quarter, responded to the CRA with additional information for their consideration. The Company is awaiting a response to the submission.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on April 1, 2019 and ended on June 30, 2019, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of June 30, 2019, that they are appropriately designed and effective and that since the December 31, 2018 evaluation, there have been no material changes to the Company’s disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At August 13, 2019, the issued and outstanding common shares of the Company totalled 62,931,547. In addition, there were 3,026,006 stock options and 500,000 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 66,475,553 common shares issued and outstanding.

Related Party Transactions

During the six months ended June 30, 2019, there were no payments to related parties other than compensation paid to key management personnel. During the comparative three and six month periods, a private company controlled by an officer was paid $0.05 million and $0.1 million, respectively, for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Implemented or Not Yet Adopted

Accounting standards recently adopted

IFRS 16, effective January 1, 2019, Leases (“IFRS 16”) replaced IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard was mandatory for annual reporting periods beginning on or after January 1, 2019. The Company adopted IFRS 16 using the modified retrospective approach and recognized lease liability of $0.3 million and right-of-use assets of $0.3 million on January 1, 2019. The liability was determined as the present value of the Company’s unavoidable lease payments, discounted at the Company’s incremental borrowing rate of 11.09%. The profit and loss impact is recognition of interest expense associated with this lease liability, accrued at the incremental borrowing rate, and amortization of the corresponding right-of-use assets over their remaining lease terms. The majority of the Company’s leases are of a short-term nature, for which the company applied exemptions available under IFRS 16.

IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC Interpretation 23”) provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation was applicable for periods beginning on or after January 1, 2019. Under this interpretation, the key test is whether it is probable that the tax authorities will accept a chosen tax treatment. If it is probable, then the amount recorded in the consolidated interim financial statements must be the same as the treatment in the tax return. If it is not probable, then the amount recorded in the consolidated interim financial statements would be different than in the tax return and would be measured as either the most likely amount or the expected value. The interpretation also requires companies to reassess the judgments and estimates applied if facts and circumstances change because of examination or actions by tax authorities, following changes in tax rules or when a tax authority’s right to challenge a treatment expires. The Company adopted the interpretation in its consolidated interim financial statements on January 1, 2019. The adoption of this interpretation did not impact the Company’s consolidated interim financial statements.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml and as supplemented by the Short Form Base Shelf Prospectus filed on SEDAR on April 29, 2019 and Form F-10/A filed on EDGAR on May 1, 2019.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.